UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ___)*

Nevada Gold & Casinos, Inc.
(Name of Issuer)

Common Stock, $0.12 par value per share
(Title of Class of Securities)

64126Q206
(CUSIP Number)

Shawn W. Kravetz Esplanade Capital LLC One International Place, 14th Floor Boston, MA 02110 Tel. No.: 617-502-9930
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 17, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. Shawn W. Kravetz
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): PF, AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. United States
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 28,067
8 Shared Voting Power 840,229
9 Sole Dispositive Power 28,067
10 Shared Dispositive Power 840,229
11	Aggregate Amount Beneficially Owned by Each Reporting Person 868,296
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 5.16%
14	Type of Reporting Person (See Instructions) HC, IN

1	Names of Reporting Persons. Esplanade Capital LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 840,229
9 Sole Dispositive Power 0
10 Shared Dispositive Power 840,229
11	Aggregate Amount Beneficially Owned by Each Reporting Person 840,229
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 4.99%
14	Type of Reporting Person (See Instructions) IA

SCHEDULE 13D

Item 1.	Security and Issuer

This Schedule 13D relates to Common Stock, par value $0.12 per share (the “Common Stock”), of Nevada Gold & Casinos, Inc., a Nevada corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 133 E Warm Springs Road, Suite 102, Las Vegas, Nevada 89119.

Item 2.	Identity and Background

(a) This Schedule 13D is being filed on behalf of (i) Shawn W. Kravetz and (ii) Esplanade Capital LLC, a Delaware limited liability company (“Esplanade Capital” and, together with Mr. Kravetz, the “Reporting Persons”).  The securities reported herein are beneficially owned by Mr. Kravetz individually and Esplanade Capital in its capacity as investment manager to private investment vehicles.  Mr. Kravetz is the Managing Member and President of Esplanade Capital, and in such capacities may be deemed to indirectly beneficially own the securities reported herein, in addition to those he owns directly.

Each of the Reporting Persons disclaims beneficial ownership of the shares reported herein except to the extent of his or its pecuniary interest in such shares, and the inclusion of such securities in this report shall not be deemed an admission of beneficial ownership for any purpose.

(b) The business address of each of the Reporting Persons is c/o Esplanade Capital LLC, One International Place, 14th Floor, Boston, MA 02110.

(c) Mr. Kravetz is the Managing Member and President of Esplanade Capital, as well as a director of the Issuer.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or State securities laws or finding any violation with respect to such laws.

(f) See Item 6 of the respective cover page of each Reporting Person.

Item 3.	Source and Amount of Funds or Other Consideration

The Common Stock of the Issuer reported herein as being beneficially owned by the Reporting Persons were purchased using personal funds of Mr. Kravetz and working capital of the private investment vehicles for which Esplanade Capital serves as investment manager.

Item 4.	Purpose of Transaction

The Reporting Persons acquired the shares of Common Stock reported herein for investment purposes.

The Reporting Persons may acquire additional shares of Common Stock and other securities of the Issuer from time to time or may dispose of any or all of such shares or other securities held by them at any time.

The Reporting Persons intend to evaluate on an ongoing basis their investment in the Issuer and their options with respect to such investment.

The Reporting Persons reserve the right to change their purpose and to formulate and implement plans or proposals with respect to the Issuer at any time and from time to time.  Any such action may be made by the Reporting Persons alone or in conjunction with other shareholders, potential acquirers, financing sources and/or other third parties and could include one or more purposes, plans or proposals that relate to or would result in actions required to be reported herein in accordance with Item 4 of Schedule 13D.

Mr. Kravetz is a director of the Issuer.

Item 5.	Interest in Securities of the Issuer

(a) and (b)  See Items 7-13 of the cover pages and Item 2 above.

The percentage calculations herein are based upon the statement in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended July 31, 2017, as filed with the Securities and Exchange Commission on September 14, 2017, that there were 16,836,209 outstanding shares of Common Stock of the Issuer as of September 1, 2017.

(c)  The Reporting Persons have not engaged in any transactions in the Common Stock during the sixty day period prior to the filing of this Schedule 13D, except that Mr. Kravetz was granted a fully-vested, non-restricted award of 4,405 shares of Common Stock, valued at $2.27 per share, on October 17, 2017 in connection with his service as a director of the Issuer.

(d)  Not applicable.

(e)  Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7.	Material to Be Filed as Exhibits

Exhibit 99.1	Joint Filing Agreement, by and among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:      October 27, 2017

SHAWN W. KRAVETZ

/s/ Shawn W. Kravetz
Shawn W. Kravetz

ESPLANADE CAPITAL LLC

By: /s/ Shawn W. Kravetz
Name: Shawn W. Kravetz
Title: Managing Member and President